UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at December 28, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 28, 2007

Print the name and title of the signing officer under his signature.

Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES PRELIMINARY ASSESSMENT OF G-9 DEPOSIT;
UPDATES AND CLARIFIES PROJECT ENGINEERING

December 28, 2007, Vancouver, BC - Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) announces that a preliminary assessment has been completed as part of a recent technical report on its G-9 deposit at the Campo Morado polymetallic (zinc, copper, silver, gold, lead) and multi-deposit project in Guerrero State, Mexico. The results from the study of the potential for a 1,500 tonnes per day underground operation at G-9 indicate a (pre-tax) 54% internal rate of return (IRR) and net present value (NPV) of US$141.8 million at an 8% discount rate.

The preliminary assessment was based on inferred mineral resources for the G-9 deposit estimated as of November 2006 with updating of other input and assumptions to September 2007. As the preliminary assessment uses inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves, there is no assurance that the preliminary assessment will be realized. Readers are also cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.
The study was done in US dollars, using long term metal prices. Key parameters and results, presented as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), are summarized below:

Inferred resources (diluted) Above a 5% Zn cut-off	3,130,000 tonnes grading 3.05 g/t Au 200 g/t Ag 1.58% Cu 1.15% Pb 9.69% Zn
Average Annual Metal Recovery (Life-of-Mine = 6.3 years)	8,400 oz Au 1,106,000 oz Ag 11,113,000 lb Cu 5,213,000 lb Pb 72,450,000 lb Zn
Total Recovered Metal	52,800 oz Au 6,970,000 oz Ag 70,010,000 lb Cu 32,884,000 lb Pb 456,530,000 lb Zn
Average On-site Operating Cost	$48.22 per tonne milled
Start-up Capital Cost	US$124.3 million
Net Cash flow	US$223.6 million
NPV (8%)	US$141.8 million
NPV (12%)	US$113.1 million
IRR	54%
Payback Period	Slightly more than one year

Metal prices used in the preliminary assessment were based in a review of historical trends over the past five years and general industry forecasts, and are summarized below:
Metal	Production Year End (same as fiscal year end)
	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	June 30, 2013	June 30, 2014	June 30, 2015
Gold (US$/oz) Silver (US$/oz) Copper (US$/lb) Lead (US$/lb) Zinc (US$/lb)	550 8.00 2.59 0.49 1.30	500 7.00 2.33 0.44 1.10	500 6.00 2.11 0.40 0.88	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75

The preliminary assessment conclusions were subjected to sensitivity analyses to examine the impact of varying the capital costs, operating costs and zinc metal prices. The following shows the variability of the IRR and NPV (at a 0% discount rate). The analyses indicate that the G-9 Project is most sensitive to changes in capital costs and zinc prices, and least sensitive to changes in operating costs.

NPV and IRR with varying Capital and Operating Costs
Variable Changed		-20%	-10%	0%	10%	20%
Operating Cost	NPV (US$ millions)	253.1	238.4	223.6	208.9	194.1
	IRR	58%	56%	54%	52%	51%
Capital Cost	NPV (US$ millions)	255.6	239.6	223.6	207.6	191.6
	IRR	72%	62%	54%	47%	41%

NPV and IRR with varying Zinc Metal Prices
	-20%	-10%	0%	10%	20%
NPV (US$ millions)	135.1	179.4	223.6	267.8	312.1
IRR	37%	46%	54%	62%	69%

Background information

The study is based on preliminary engineering studies, and compiled capital and operating costs as of September 2007, and the then current information on the mining method and rate, and metallurgical recoveries.

Four phases of metallurgical testing have taken place on G-9 mineralization, which indicate that it is amenable to conventional flotation processing. The proposed flowsheet results in production of three metal concentrates. Assumed average metal recoveries from G-9 concentrates utilized for the study are tabulated below:
Product	Metallurgical Recoveries
	Gold	Silver	Copper	Lead	Zinc
Copper Concentrate Lead Concentrate Zinc Concentrate	3% 10% 10%	10% 25% 13%	75% - -	- 45% -	- - 85%

The preliminary assessment assumes that copper, lead and zinc concentrates will be toll-smelted in Asia. The option of toll-smelting and metal refining within Mexico is also being investigated.

The G-9 inferred mineral resource, as reported in Farallon's News Release dated November 14, 2006, has been used for the preliminary assessment and is tabulated below.
Zone	Cutoff % Zn	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %
Southeast	2.0	1,460,000	2.7	202	1.9	1.2	11.5
	8.0	890,000	2.3	179	2.1	1.3	15.7
North	2.0	2,370,000	3.7	223	1.3	1.1	7.0
	8.0	790,000	3.6	231	1.6	1.2	11.0
Southwest	2.0	1,250,000	2.0	136	0.9	0.8	3.8
	8.0	10,000	2.3	183	1.0	1.4	8.7
Replacement	2.0	490,000	1.3	86	1.0	0.8	5.4
	8.0	70,000	1.8	156	2.2	2.0	12.6
TOTAL	2.0	5,570,000	2.8	186	1.3	1.0	7.3
	8.0	1,770,000	2.9	201	1.9	1.3	13.4

The G-9 preliminary assessment does not include:
-         resources for the Southwest Zone;
-         potential additional G-9 resources outlined by diamond drilling that has been completed since the mineral resource estimates were compiled:

o        the Company has announced in various news releases significant intersections of massive sulphides that include intersections in step-out holes in the high-grade Southeast Zone, and
o        the discovery of a new mineralized zone (the Abajo Zone) of high-grade material that is immediately to the north of the area in which the November 2006 resources are located.

-        either the upside benefit of processing, at some (as yet unspecified) future date, mineralized material from the El Largo, El Rey, Naranjo and Reforma deposits; or
-        the cost of rehabilitation that has not yet been defined due to further anticipated changes to the production schedule for the G-9 operation (grade and tonnes, the latter leading, potentially, to a longer life-of-mine that is currently 6.3 years for a production rate of 1,500 tonnes per day), as well as the likely continued use of the G-9 plant site for future processing operations.

The preliminary assessment was completed by MineFill Services Inc. The independent qualified persons for the study are Stephen Godden, FIMMM, C.Eng., and David Stone, P.Eng. David Gaunt, P.Geo., who is not independent of Farallon, is also a co-author of the technical report. The technical report will be filed forthwith on www.sedar.com. The qualified persons have reviewed the contents of this news release.

Ongoing Work

Farallon is advancing both exploration and pre-development of the G-9 deposit. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, exploration access decline development, equipment acquisition and site preparation activities are also taking place. The Company's 2007 parallel-track program is ongoing, whereby pre-production expenditures are being incurred as if a positive production decision had been made and pre-production costs such as site infrastructure will be non-recoverable if a decision is ultimately made not to proceed with commercial production. A majority of pre-production costs are currently being expensed for reporting purposes. Some of the pre-production costs such as deposits on long lead-time mining equipment orders are expected to be largely recoverable even if a positive production decision is ultimately not made.

Exploration Drilling and Resource Estimates

Work at site has focused on improving performance of the excavation of the underground exploration access decline. The status of the underground exploration decline has precluded underground exploration drilling to date. As a result, the Company has done additional infill and step-out drilling from surface to increase the confidence in the G-9 mineral resource and to test the limits of the deposit. Infill drilling of the Southeast zone was completed in October 2007. Behre Dolbear of Denver has been retained to review Farallon's internal estimates and to assess the Inferred, Indicated and/or Measured categories for the Southeast zone. The new estimate is expected in January 2008. Ongoing infill drilling is testing the North zone.

Engineering Studies Update; No Feasibility Studies

McIntosh Engineering ("McIntosh") of Tempe, Arizona has completed several studies on the mineralized deposits at Campo Morado. Multiple mining studies and cost estimates were prepared by McIntosh for the Reforma, Naranjo, El Largo, and El Rey deposits, all of which were largely completed by April, 2006. While those reports were being finalized, exploration drilling of the G-9 deposit continued to delineate high-grade zones of zinc mineralization which were amenable to lower-cost flotation processing. McIntosh provided a scoping level plan for mining the G-9 deposit based on the mine and productivity factors developed in the previous studies. The initial G-9 scoping report was delivered in August, 2006 and several updates have been made. The scoping report did not establish an estimated net present value or internal rate of return for G-9 and included both inferred resources and hypothetical increases (i.e., yet-to-be-confirmed ) to those resources in order to plan for the underground access decline. None of the foregoing reports were done for public disclosure purposes pursuant to the strict requirements of NI 43-101. The first revision to the scoping report, in October, 2006, was based on a revised block model, and subsequent versions recognized the impact of an assumed increase in first year production, price increases for input materials and other design changes. An interim mine plan was also developed using two possible start-up locations. This interim plan has been updated as of November, 2007 based on a new block model for the South East zone.

In addition to the work by McIntosh, P. Taggart, P.Eng., and G&T Metallurgical Services have carried out four phases of metallurgical test work on G-9 as described in the Company's news releases and publicly filed 43-101 technical reports. International consulting engineers Knight Piesold have carried out geotechnical and seismic assessments, and preliminary engineering studies and costs estimates for water management and tailings storage facility designs and other infrastructural developments.

While various engineering studies are currently on-going or are in-hand (but subject to update or revision), the Company wishes to clarify that none of its current or previous engineering reports constitute feasibility or pre-feasibility reports as defined by NI 43-101 and statements by the Company in certain past disclosures referring to "feasibility-level" engineering work or "pre-feasibility" reports were incorrect. A pre-feasibility study will only be possible if the Company is able to achieve its goal of upgrading sufficient of the mineralization at G-9 or elsewhere at Campo Morado into the measured and indicated category which is a precondition for pre-feasibility level engineering reporting.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
All information contained in this press release relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project.  As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the G-9 project is currently classified as inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Farallon's in-house contracted qualified person, an employee of Hunter Dickinson Inc. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold and silver. Prices for these commodities are historically volatile, and Farallon has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, silver, copper, lead and zinc have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Caution about the Use of Inferred Resources
This news release uses the term "inferred resources". Farallon advises investors that although the term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.